1st FRANKLIN FINANCIAL CORPORATION

135 East Tugalo Street

Post Office Box 880

Toccoa, Georgia 30577

August 22, 2022

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:

1st Franklin Financial Corporation

Form 10-K for the fiscal period ending December 31, 2021

Filed March 31, 2022

File No. 002-27985

Dear Ms. Miller:

This letter responds to the comment letter dated July 11, 2022 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in regard to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”). References to the “Company,” “1st Franklin,” “we,” “us” and “our” refer to 1st Franklin Financial Corporation, a Georgia corporation.

Below are the Company’s responses. For your convenience, the Staff’s comments as set forth in the Comment Letter are repeated below.

Form 10-K for the fiscal period ending December 31, 2022

Business, page 4

1.

We note that total loans originated/acquired of $1,152 million in 2021 is different from the $588.6 million of loans originated or purchased as reported in your audited consolidated statements of cash flows on page 28. Please enhance your disclosures in future filings to address this discrepancy. Include information regarding a customer's eligibility for loan renewals and or refinancings and explain how these transactions are reflected in the business metrics disclosed as compared to your financial statements. In addition, separately disclose the amounts of loans renewed and or refinanced included in loans originated or acquired and loans liquidated. Provide us with your proposed disclosure. Refer to Item 303(b)(2) of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2022

Response: We acknowledge the Staff’s comment. We respectfully advise the Staff that, as disclosed in Note 2 “Loans” in the Notes to the Consolidated Financial Statements in the Annual Report, cash, unearned finance charges, origination fees, discounts, premiums, deferred fees and, in the instance of a loan renewal, the net payoff of the renewed loan, are included in the loan origination amount. The cash component of the loan origination is included in the Consolidated Statements of Cash Flows in the Cash Flows from Investing Activities section as loans originated or purchased. Non-cash components include unearned finance charges, origination fees, discounts, premiums, deferred fees and the net payoff of a renewed loan. The Company classifies troubled debt restructurings (TDRs) as refinancings.  Loan origination amounts and liquidation amounts do not include amounts for TDRs.

Accordingly, the $563.4 million difference from the $1,152 million of total loans originated/acquired in 2021 as disclosed in the Business section of the Annual Report when compared to the $588.6 million of loans originated or purchased in 2021 as disclosed in the Consolidated Statements of Cash Flows is due to non-cash activity. Only cash paid to customers and third parties is included in the Consolidated Statements of Cash Flows in the Cash Flows from Investing Activities section as loans originated or purchased.

After having considered the Staff’s comments in the Comment Letter, in future Annual Reports on Form 10-K we intend to revise our disclosure in the Business section to separately disclose the amount of loan renewals included in both the Loans Originated or Acquired table and the Loans Liquidated table (see Appendix A – Part I for the proposed disclosure format). We also intend to enhance our disclosure by adding a description in the Business section of the primary differences between (1) the amount disclosed in the Consolidated Statements of Cash Flows in the Cash Flows from Investing Activities section as loans originated or purchased and (2) the amount disclosed in the Business section as total loans originated/acquired (see Appendix A – Part II). To provide additional clarity, we intend to include a table that would reconcile these two amounts in both the Business section and Note 2 in the Notes to the Consolidated Financial Statements in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q (see Appendix A – Part III). Further, in future filings we intend to provide enhanced disclosure describing a customer’s eligibility for loan renewals and refinancings (see Appendix A – Part IV).

2.

We note that liquidations include customer loan payments, refunds on precomputed finance charges, renewals and charge offs. We also note on page 33 you disclose that the amount charged-off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable. Please tell us and enhance future filings to disclose the components of liquidations and net losses/charge-offs, including your basis for including refunds on precomputed finance charges in liquidations and if renewals include unearned finance and other charges. Provide us with your proposed disclosure.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that components of liquidations include customer loan payments, refunds on precomputed finance charges, renewals and charge offs. Refunds on precomputed finance charges are included in liquidations due to early payoffs. In the event of early payoff during a liquidation, the Company calculates the payoff balance which is net of the refunds owed to the customer for interest and insurance premiums not earned since the balance was paid off early.

Our basis for including refunds on precomputed finance charges in liquidations is ASC 310-10-07-7:  Rebates represent refunds of portions of the precomputed finance charges on installment loans or trade receivables, if applicable, that occur when payments are made ahead of schedule. Rebate calculations generally are governed by state laws and may differ from unamortized finance charges on installment loans or trade receivables because many states require rebate calculations to be based on the Rule of 78’s or other methods instead of the interest method.

After having considered the Staff’s comments in the Comment Letter, we intend to further enhance disclosure in our future Annual Reports on Form 10-K by describing and disclosing the components of loan liquidations within the Business section in the tabular format set out below. In addition, we intend to include disclosure regarding our basis for including refunds on precomputed finance charges in liquidations in the format described above.

COMPONENTS OF LIQUIDATIONS

YEAR
Customer loan payments	$
Other Consumer (Live Check and Premier) Loan Renewals*
Gross Charge-offs
Refunds on precomputed finance charges

Total Liquidations	$

*Renewals include unearned finance charges and unearned insurance premiums, if applicable.

Components of net losses/charge-offs include the loan’s amortized cost basis based on ASC 326 Financial Instruments – Credit Losses.  The following are included in the Company’s amortized cost basis:

•

For pre-computed loans, the amortized cost basis includes the principal balance, fees, and accrued interest, less unearned finance charges and unearned insurance. As of December 31, YEAR, the amount charged off related to the principal balance was $XXX million.

•

For interest-bearing loans, the amortized cost basis includes the principal balance, fees, and accrued interest, net of unearned insurance. As of December 31, YEAR, the amount charged off related to the principal balance was $XXX million.

Note 2: Loans, page 32

1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2022

Please revise your future filings to disclose your accounting policies for loan renewals and or refinancings, including reference to the authoritative guidance you use to support your accounting. Provide us with your proposed disclosure.

Response: In future filings we intend to include disclosures such as the following, which include the authoritative guidance the Company uses to support our accounting policies for loan renewals and/or refinancings, in Note 2 of the Notes to the Consolidated Financial Statements in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q:

Loan Renewals

Loan renewals are accounted for in accordance with the applicable guidance in ASC 310-20 Nonrefundable Fees and Other Costs. Loan renewals are a product the Company offers to existing customers that allows them to borrow additional funds from the Company. In evaluating a loan for renewal, in addition to our standard underwriting requirements, we may take into consideration the customer’s prior payment performance with us, which we believe to be an indicator of the customer’s future credit performance.  If the terms of the new loan resulting from a loan renewal (other than a troubled debt restructuring) are at least as favorable to us as the terms for comparable loans to other customers with similar collection risks who are not renewing a loan, the renewal is accounted for as a new loan. This criteria is met if the new loan's effective yield is at least equal to the effective yield for such loans and the modification of the original loan is more than minor. A modification of a loan more than minor if the present value of the cash flows under the terms of the renewal is at least 10 percent different from the present value of the remaining cash flows under the terms of the original loan. Accordingly, when a renewal is generated, the original loan(s) are extinguished along with the associated unearned finance charges and a new loan is originated. Substantially all renewals include a non-cash component that represents the exchange of the original principal balance for the new principal balance and a cash component for the net proceeds distributed to the customer for the additional amounts borrowed. The cash component is presented as outflows from investing activities and the non-cash component is presented as a non-cash investing activity.

Troubled Debt Restructurings (TDRs)

TDRs are accounted for in accordance with the applicable guidance in ASC 310-40 Troubled Debt Restructurings by Creditors. TDRs represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions, and/or reductions in the amount owed by the customer. We do not consider TDRs as new loans because the restructuring is part of our ongoing effort to recover its investment in the original loan. The Company allows refinancing of delinquent loans on a case-by-case basis for those who satisfy certain eligibility

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2022

requirements. The eligible customers can include those experiencing temporary hardships, lawsuits, or customers who have declared bankruptcy. In most cases, the loans that eligible for restructuring are between 90 and 180 days past due.  We do not allow the amount of the new loan to exceed the original amount of the existing loan and we believe that refinancing the delinquent loans for certain customers provides the Company with an opportunity to increase its average loans outstanding and its interest, fees, and other income without experiencing a significant increase in loan losses. These refinancings also provide a resolution to temporary financial setbacks for these borrowers and sustain their credit rating.

Legal fees and other direct costs incurred by the Company during a restructuring are expensed when incurred. The effective interest rate for restructured loan is based on the original contractual rate, not the rate specified in the restructuring agreement. The modified loans are adjusted to be recorded at the value of expected cash flows to be received in the future. Modifications that lower the principal balance experience a direct charge off for the difference of the original and modified principal amount. Substantially all of the restructurings relate to fee and interest rate concessions. The Company only lowers the principal balance due in the event of a court order which are immaterial to each period presented.

2.

On page 36 you present principal balance of total loans at December 31, 2021 of $1,033.1 million which you state is net of accrued interest, deferred fees and deferred acquisition costs and net charge-off of $41.2 million which excludes unearned finance charges and unearned insurance premiums, if applicable. Please tell us why you present principal balance including unearned finance charges and unearned insurance premiums but exclude these amounts from net charge-offs.

Response: The table on page 36 of the Annual Report is intended to display the percentage weighting of loan principal by product type and the percentage weighting of charge offs by product type rather than to imply comparability between the principal balance of loans and the amount of charge offs. This table is considered supplemental information to the tabular disclosure of net principal balances by loan segment on page 35 of the Annual Report and the tabular rollforward of the allowance for credit losses by loan segment on page 36 of the Annual Report. We intend to remove the product-type weighting tables in future filings to avoid potential confusion.

Unearned finance charges and unearned insurance premiums have not been recognized as income and they are presented gross on the Consolidated Statements of Financial Position within the principal balance of the loans along with an associated offset (unearned finance charges and unearned insurance premiums on the Consolidated Statements of Financial Position). In the event of a charge-off, unearned finance charges and unearned insurance premiums are reversed against the corresponding amount of the gross loan balance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2022

*       *       *       *       *       *       *

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2022

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at 706.282.5549 or by email at BJG7303@1ffc.com, or our legal counsel at Jones Day, Mark L. Hanson, by telephone at 404.581.8573 or by email at mlhanson@jonesday.com.

Sincerely,

1st Franklin Financial Corporation

/s/ Brian J. Gyomory

Brian J. Gyomory

Executive Vice President and Chief Financial Officer

cc:

Mark L. Hanson (Jones Day)

Justin W. McKithen (Jones Day)

Appendix A

I.

Revised Loans Originated or Acquired table and Loans Liquidated table in the Business section of Annual Reports on Form 10-K (as applied to 2021):

LOANS ORIGINATED OR ACQUIRED
(in thousands)

2021
Other Consumer (Live Check and Premier) New Loans	$ 529,068
Other Consumer (Live Check and Premier) Loan Renewals	496,834
Real Estate Loans	17,345
Sales Finance Contracts	82,688
Net Bulk Purchases	26,086

Total Loans Originated / Acquired	$1,152,021

LOANS LIQUIDATED
(in thousands)

2021
Other Consumer (Live Check and Premier) New Loans	$ 484,961
Other Consumer (Live Check and Premier) Loan Renewals	467,329
Real Estate Loans	11,407
Sales Finance Contracts	70,746

Total Loans Liquidated	$1,034,443

II.

Description of the primary differences between (1) the amount disclosed in the Consolidated Statements of Cash Flows in the Cash Flows from Investing Activities section as loans originated or purchased and (2) the amount disclosed in the Business section as total loans originated/acquired:

As described in Note 2 “Loans” in the Notes to the Consolidated Financial Statements, cash, unearned finance charges, origination fees, discounts, premiums, deferred fees and, in the instance of a loan renewal, the net payoff of the renewed loan, are included in the loan origination amount. The cash component of the loan origination amount is included in the

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2022

Consolidated Statements of Cash Flows in the Cash Flows from Investing Activities section as loans originated or purchased. Non-cash components include unearned finance charges, origination fees, discounts, premiums, deferred fees and the net payoff of a renewed loan. The Company classifies troubled debt restructurings (TDRs) as refinancings.  Loan origination amounts and liquidation amounts do not include amounts for TDRs.

The differences from the amount of loans originated/acquired within this section of this Annual Report when compared to the amount of loans originated or purchased included in the Consolidated Statements of Cash Flows for the same period is due to non-cash activity. Only cash paid to customers and third parties is included in the Consolidated Statements of Cash Flows in the Cash Flows from Investing Activities section as loans originated or purchased.

III.

Reconciliation of (1) the amount disclosed in the Consolidated Statements of Cash Flows in the Cash Flows from Investing Activities section as loans originated or purchased and (2) the amount disclosed in the Business section as total loans originated/acquired (as applied to 2021):

Reconciliation of Loans Originated / Acquired to Loans Originated or Purchased in Consolidated Statements of Cash Flows (Gross)

2021
(in thousands)
Loans Originated/acquired per Business Section:	$1,152.0
Non-Cash Reconciling items:
Other Consumer (Live Check and Premier) Renewed Loans Payoff	255.4
Other non-cash activity: unearned finance charges, origination fees, discounts, premiums, and deferred fees	308.0
Loans originated or purchased per Consolidated Statements of Cash Flows:	$ 588.6

IV.

Description of Eligibility for Loan Renewals and Refinancings

1st Franklin generally offers loan renewals to existing customers who have demonstrated an ability and willingness to repay amounts owed to us.  Renewals typically refinance one or

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2022

more of the customer’s loans into a single new loan, which in some case will be for a larger principal balance than the customer’s original loan, though the Company permits renewals of existing loans at or below the original loan amount. Renewals also establish new maturity dates at current lending rates to similar customers.  In evaluating a loan for renewal, in addition to our standard underwriting requirements, the Company may take into consideration the customer’s prior payment performance with us, which we believe to be an indicator of the customer’s future credit performance. Please refer to Note 2 for additional information as it relates to loan renewals.